Corporate Office: 6080 Center Drive, Suite 600, Los Angeles, CA 90045. 310-242-5698. 310-242-6129 (F)

April 18, 2007

VIA EDGAR AND FACSIMILE

Mr. Larry Spirgel
Assistant Director
Security and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549

Re:	Wave Wireless Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed March 24, 2006

Form 10-QSB for Fiscal Quarter Ended September 30, 2006
File No. 0-25356

Dear Mr. Spirgel:

In response to your letter of March 9, 2006, we provide the following response:

Form 10-K for Fiscal Year Ended December 31, 2005

5. Stockholders’ Equity, page 44
Preferred Stock, page 44

1. Our February 15, 2007 response to Item 8 of the Staff’s December 11, 2006 comment letter only addressed our Preferred Stock which was outstanding as of December 31, 2005 (Series E, F and G). Our Series B, C and D Preferred Stock (all of which was redeemed/exchanged in 2005) contained mandatory redemption provisions under the circumstances described in Note 5 to our 2005 financial statements. Certain of the mandatory redemption conditions were deemed not to be within the control of the Company (although there was no determinable redemption date nor were any of these circumstances certain to occur). As such, the Series B, C and D Preferred Stock was classified (at issuance in 2003 and thereafter until its redemption in 2005) in the mezzanine section of the balance sheet in accordance with ASR 268. The Series B Preferred Stock holders did not have voting rights. The Series C and D Preferred Stock holders had voting rights equal to the number of common shares into which the Preferred Stock was convertible.

We analyzed our Series E, F and G Preferred Stock agreements to determine whether they were more akin to debt or equity, as follows:

Series
	E	F	G

Were there any redemption
rights by the counterparty?	NO	NO	NO

Was there a preference in liquidation
over common stockholders?	YES	YES	YES

Were there collateral requirements?	NO	NO	NO

Were there creditor rights?	NO	NO	NO

Were there voting rights?	YES (2)	NO (1)	NO (1)

Were there provisions for a mandatory
return (dividends)?	YES (3)	NO	NO

(1)	However, shares are immediately convertible into Common Stock which has the same voting rights as all common shareholders.

(2)	Voting rights equivalent to number of shares into which the Preferred Stock was convertible.

(3)	Conditional cumulative preferred dividends commencing two years after the issuance date.

Based on our analysis of all of the above factors, none of which was individually determinative, we concluded that the Series E, F and G Preferred Stock was more akin to equity than debt.

As previously indicated, our prior response was limited only to Preferred Stock outstanding at December 31, 2005. As such, our prior response regarding warrants that were issued in connection with Preferred Stock was also limited to the Series E, F and G Preferred Stock that was outstanding at December 31, 2005 (there were no warrants associated with these preferred issues). There were, however, warrants issued in connection with the Series C Preferred Stock in 2003. Our February 15, 2007 response to Item 9 of the Staff’s December 11, 2006 comment letter indicated that we had evaluated all warrants, based upon the criteria of FAS 133 and paragraphs 7-32 of EITF 00-19 and that all warrants had qualified for equity accounting. To clarify, the Series C-1 and C-2 warrants did not qualify for equity accounting, but had no fair value at their issuance date nor at any subsequent reporting date and, as such, no derivative liability accounting was appropriate for these warrants.

Form 10-Q for Fiscal Quarter Ended September 30, 2006

2. The Company intends to file its Form 10-QSB for the fiscal quarter ended September 30, 2006 within the next ten days.

Following the Staff’s review of our response as set forth above, the Company intends to amend its Form 10-KSB for the year ended December 31, 2005, consistent with our letter to the Staff, dated, February 15, 2007.

Sincerely,

Daniel W. Rumsey
Chief Restructuring Officer

cc:	Phil Piser, Aidman Piser & Company
Scott Worthington